Management Report

Free Range Distilling Company LTD
For the period ended December 31, 2022

Prepared by

ORBA Cloud CFO Services

Prepared on

February 23, 2023

Table of Contents

Free Range Distilling Company LTD

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Checking/Savings	
BOD Chase Checking (8251)	208,205.68
BOD Checking (9159)	56,301.90
Petty Cash	753.61
Petty Cash - Safe on Premise	900.00
Total Checking/Savings	**$266,161.19**
Accounts Receivable	
Accounts Receivable	126,635.14
Total Accounts Receivable	**$126,635.14**
Other Current Assets	
Deposit Clearing	6,463.38
Prepaid Expenses	10,000.00
Total Other Current Assets	**$16,463.38**
Total Current Assets	**$409,259.71**
Fixed Assets	
Furniture and Equipment	
Barrels	249,808.61
Equipment	630,836.99
Furniture and office	28,029.63
Warehouse equipment	33,931.62
Total Furniture and Equipment	**942,606.85**
Leasehold Improvements	257,849.04
Software	16,524.79
Web Site	16,956.25
zAccumulated Amortization	(76,341.89)
zAccumulated Depreciation	(918,642.41)
Total Fixed Assets	**$238,952.63**
Other Assets	
Deposit (StartEngine)	8,151.98
Total Other Assets	**$8,151.98**
TOTAL ASSETS	**$656,364.32**

Free Range Distilling Company LTD

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	1,540.75
Total Accounts Payable	**$1,540.75**
Other Current Liabilities	
Accrued Expenses	4,100.00
Loans from Shareholder	3,635,115.82
Payroll Liabilities	145.46
CA PIT/SDI	62.25
Federal Taxes (941/943/944)	3,185.74
Federal Unemployment (940)	246.40
WA Paid Family and Med Leave Tax	647.93
WA SUI Employer	1,333.83
Total Payroll Liabilities	**5,621.61**
Sales Tax Payable	16,572.68
Sales Taxes Payable	35.88
Total Other Current Liabilities	**$3,661,445.99**
Total Current Liabilities	**$3,662,986.74**
Total Liabilities	**$3,662,986.74**
Equity	
Capital Stock	5,000.00
Opening Balance Equity	1,610.06
Retained Earnings	(3,056,724.66)
Shareholder Distributions	0.00
Charitable	(850.00)
Personal	(9,333.25)
Total Shareholder Distributions	**(10,183.25)**
StartEngine Investment (Common Stock)	148,806.01
Net Income	(95,130.58)
Total Equity	**$ (3,006,622.42)**
TOTAL LIABILITIES AND EQUITY	**$656,364.32**

Free Range Distilling Company LTD

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales of Product Income	597,976.84
Services	104.00
ShopKeep Sales - Product	
Apparel	4,102.80
Discounts	(11,104.53)
Food	29,643.95
General	6,352.96
Glassware	2,015.95
Spirits	341,516.00
Total ShopKeep Sales - Product	**372,527.13**
Total Income	**$970,607.97**
Cost of Goods Sold	
Cost of Goods Sold	
Freight and Shipping Costs	7,956.29
Packaging costs	24,686.19
Purchases	142,718.89
Tasting Room	6,274.15
Total Cost of Goods Sold	**181,635.52**
Merchant Fees	18,885.10
Total Cost of Goods Sold	**$200,520.62**
GROSS PROFIT	**$770,087.35**
Expenses	
Advertising and Promotion	139,447.05
Automobile Expense	87.00
Fuel Expense	941.40
License and Fees	364.00
Total Automobile Expense	**1,392.40**
Bank Service Charges	298.27
Business Licenses and Permits	6,283.00
Cash over/short	719.41
Charitable Donations	2,782.20
Dues and Subscriptions	5,000.92
Employee Benefits	25,975.20
Equipment Rental	69,382.06
Insurance Expense	
General Liability Insurance	30,764.36
Total Insurance Expense	**30,764.36**
Interest Expense	24.17
Meals & Entertainment	3,317.03

Free Range Distilling Company LTD

Profit and Loss
January - December 2022

	TOTAL
Miscellaneous Expense	15.50
Office Supplies	1,241.01
Other Business Expenses	860.00
Payroll Expenses	
Payroll Expenses- Wages	261,444.16
Payroll Fees Expense	3,488.16
Payroll Taxes	34,449.33
Total Payroll Expenses	**299,381.65**
Professional Fees	
Accounting	27,258.35
Consulting Fees	24,019.70
Investor Fee Expense	5,032.09
Legal Fees	18,332.71
Total Professional Fees	**74,642.85**
Reconciliation Discrepancies	(0.54)
Rent Expense	58,983.50
Repairs and Maintenance	19,277.60
Research Expense	4,094.75
Security System	610.78
Small Equipment & Supplies	1,953.88
Subcontractor	15,369.60
Supplies	
Shop Supplies	10,067.16
Tasting Room Supplies	1,848.36
Total Supplies	**11,915.52**
Tasting Room Expense	1,624.69
Taxes	
Excise Taxes	21,040.64
Property Taxes	1,212.28
Sales Taxes in Gross	10,777.02
Total Taxes	**33,029.94**
Taxes & Licenses	6,273.71
Travel & Entertainment	
Meals and Entertainment	135.27
Travel Expense	881.17
Total Travel & Entertainment	**1,016.44**
Utilities	36,970.89
Web hosting	1,705.83
Total Expenses	**$854,353.67**
NET OPERATING INCOME	$ (84,266.32)

Accrual Basis
For Management Use Only

Page 4 of 17

Free Range Distilling Company LTD

Profit and Loss
January - December 2022

	TOTAL
Other Income	
Other Income	5.00
Total Other Income	**$5.00**
Other Expenses	
Issuer Fee Expense	7,907.56
Penalties	2,961.70
Total Other Expenses	**$10,869.26**
NET OTHER INCOME	**$ (10,864.26)**
NET INCOME	**$ (95,130.58)**

Free Range Distilling Company LTD

Profit and Loss
January - December 2022

	TOTAL	
	JAN - DEC 2022	% OF INCOME
Income		
Sales of Product Income	597,976.84	61.61 %
Services	104.00	0.01 %
ShopKeep Sales - Product		
Apparel	4,102.80	0.42 %
Discounts	(11,104.53)	(1.14 %)
Food	29,643.95	3.05 %
General	6,352.96	0.65 %
Glassware	2,015.95	0.21 %
Spirits	341,516.00	35.19 %
Total ShopKeep Sales - Product	**372,527.13**	**38.38 %**
Total Income	**$970,607.97**	**100.00 %**
Cost of Goods Sold		
Cost of Goods Sold		
Freight and Shipping Costs	7,956.29	0.82 %
Packaging costs	24,686.19	2.54 %
Purchases	142,718.89	14.70 %
Tasting Room	6,274.15	0.65 %
Total Cost of Goods Sold	**181,635.52**	**18.71 %**
Merchant Fees	18,885.10	1.95 %
Total Cost of Goods Sold	**$200,520.62**	**20.66 %**
GROSS PROFIT	**$770,087.35**	**79.34 %**
Expenses		
Advertising and Promotion	139,447.05	14.37 %
Automobile Expense	87.00	0.01 %
Fuel Expense	941.40	0.10 %
License and Fees	364.00	0.04 %
Total Automobile Expense	**1,392.40**	**0.14 %**
Bank Service Charges	298.27	0.03 %
Business Licenses and Permits	6,283.00	0.65 %
Cash over/short	719.41	0.07 %
Charitable Donations	2,782.20	0.29 %
Dues and Subscriptions	5,000.92	0.52 %
Employee Benefits	25,975.20	2.68 %
Equipment Rental	69,382.06	7.15 %
Insurance Expense		
General Liability Insurance	30,764.36	3.17 %
Total Insurance Expense	**30,764.36**	**3.17 %**

Free Range Distilling Company LTD

Profit and Loss
January - December 2022

	TOTAL	
	JAN - DEC 2022	% OF INCOME
Interest Expense	24.17	0.00 %
Meals & Entertainment	3,317.03	0.34 %
Miscellaneous Expense	15.50	0.00 %
Office Supplies	1,241.01	0.13 %
Other Business Expenses	860.00	0.09 %
Payroll Expenses		
Payroll Expenses- Wages	261,444.16	26.94 %
Payroll Fees Expense	3,488.16	0.36 %
Payroll Taxes	34,449.33	3.55 %
Total Payroll Expenses	**299,381.65**	**30.84 %**
Professional Fees		
Accounting	27,258.35	2.81 %
Consulting Fees	24,019.70	2.47 %
Investor Fee Expense	5,032.09	0.52 %
Legal Fees	18,332.71	1.89 %
Total Professional Fees	**74,642.85**	**7.69 %**
Reconciliation Discrepancies	(0.54)	(0.00 %)
Rent Expense	58,983.50	6.08 %
Repairs and Maintenance	19,277.60	1.99 %
Research Expense	4,094.75	0.42 %
Security System	610.78	0.06 %
Small Equipment & Supplies	1,953.88	0.20 %
Subcontractor	15,369.60	1.58 %
Supplies		
Shop Supplies	10,067.16	1.04 %
Tasting Room Supplies	1,848.36	0.19 %
Total Supplies	**11,915.52**	**1.23 %**
Tasting Room Expense	1,624.69	0.17 %
Taxes		
Excise Taxes	21,040.64	2.17 %
Property Taxes	1,212.28	0.12 %
Sales Taxes in Gross	10,777.02	1.11 %
Total Taxes	**33,029.94**	**3.40 %**
Taxes & Licenses	6,273.71	0.65 %
Travel & Entertainment		
Meals and Entertainment	135.27	0.01 %
Travel Expense	881.17	0.09 %
Total Travel & Entertainment	**1,016.44**	**0.10 %**
Utilities	36,970.89	3.81 %

Free Range Distilling Company LTD

Profit and Loss
January - December 2022

	TOTAL	
	JAN - DEC 2022	% OF INCOME
Web hosting	1,705.83	0.18 %
Total Expenses	**$854,353.67**	**88.02 %**
NET OPERATING INCOME	$ (84,266.32)	(8.68 %)
Other Income		
Other Income	5.00	0.00 %
Total Other Income	**$5.00**	**0.00 %**
Other Expenses		
Issuer Fee Expense	7,907.56	0.81 %
Penalties	2,961.70	0.31 %
Total Other Expenses	**$10,869.26**	**1.12 %**
NET OTHER INCOME	$ (10,864.26)	(1.12 %)
NET INCOME	$ (95,130.58)	(9.80 %)

Free Range Distilling Company LTD

Profit and Loss

January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
Income													
Sales of Product Income	70,229.00	31,579.40	21,868.75	76,309.71	3,896.95	27,755.69	86,315.40	45,144.80	3,226.60	62,357.00	113,488.23	55,805.31	$597,976.84
Services							104.00						$104.00
ShopKeep Sales - Product													$0.00
Apparel	84.80	126.70	582.05	522.90	227.60	411.10	364.15	497.90	381.30	320.45	350.40	233.45	$4,102.80
Discounts	(803.97)	(1,017.40)	(802.30)	(857.12)	(1,076.91)	(734.64)	(847.20)	(524.38)	(948.04)	(571.72)	(1,074.04)	(1,846.81)	$ (11,104.53)
Food	2,054.70	1,454.70	1,889.40	1,713.65	1,468.20	1,909.75	1,110.20	788.00	738.15	2,925.95	4,797.25	8,794.00	$29,643.95
General	446.75	261.21	684.31	296.65	478.55	346.55	883.32	629.45	315.30	188.75	939.05	883.07	$6,352.96
Glassware	252.80	162.25	146.20	167.25	327.40	246.85	114.45	175.10	79.50	79.50	95.40	169.25	$2,015.95
Spirits	26,856.85	23,808.65	30,009.40	25,287.50	30,888.20	23,815.45	30,879.40	21,300.05	25,089.00	17,400.50	24,197.25	61,983.75	$341,516.00
Total ShopKeep Sales - Product	**28,891.93**	**24,796.11**	**32,509.06**	**27,130.83**	**32,313.04**	**25,995.06**	**32,504.32**	**22,866.12**	**25,655.21**	**20,343.43**	**29,305.31**	**70,216.71**	**$372,527.13**
Total Income	**$99,120.93**	**$56,375.51**	**$54,377.81**	**$103,440.54**	**$36,209.99**	**$53,750.75**	**$118,923.72**	**$68,010.92**	**$28,881.81**	**$82,700.43**	**$142,793.54**	**$126,022.02**	**$970,607.97**
Cost of Goods Sold													
Cost of Goods Sold													$0.00
Freight and Shipping Costs			3,480.00	1,723.02				628.02	7.00	1,353.44	764.81		$7,956.29
Packaging costs	3,980.57						1,160.54	90.00	335.84	19,119.24			$24,686.19
Purchases	14,226.27	2,470.82	36,972.25	8,924.46		867.15	12,480.74	13,097.66	26,449.64	1,632.35	20,097.49	5,500.06	$142,718.89
Tasting Room	2,606.17						2,614.18			717.20		336.60	$6,274.15
Total Cost of Goods Sold	**20,813.01**	**2,470.82**	**40,452.25**	**10,647.48**		**867.15**	**16,255.46**	**13,815.68**	**26,792.48**	**22,822.23**	**20,862.30**	**5,836.66**	**$181,635.52**
Merchant Fees	3,222.10	1,071.76	1,119.89	1,340.58	1,224.92	1,824.34	1,388.06	1,858.88	1,351.91	1,321.85	1,328.72	1,832.09	$18,885.10
Total Cost of Goods Sold	**$24,035.11**	**$3,542.58**	**$41,572.14**	**$11,988.06**	**$1,224.92**	**$2,691.49**	**$17,643.52**	**$15,674.56**	**$28,144.39**	**$24,144.08**	**$22,191.02**	**$7,668.75**	**$200,520.62**
GROSS PROFIT	**$75,085.82**	**$52,832.93**	**$12,805.67**	**$91,452.48**	**$34,985.07**	**$51,059.26**	**$101,280.20**	**$52,336.36**	**$737.42**	**$58,556.35**	**$120,602.52**	**$118,353.27**	**$770,087.35**
Expenses													
Advertising and Promotion	4,499.64	1,000.00	10,526.61	7,756.92	15,089.51	17,321.77	19,302.29	8,543.10	24,831.25	6,489.95	5,803.18	18,282.83	$139,447.05
Automobile Expense						87.00							$87.00
Fuel Expense		266.37	375.04		299.99								$941.40
License and Fees	364.00												$364.00
Total Automobile Expense	**364.00**	**266.37**	**375.04**		**299.99**	**87.00**							**$1,392.40**
Bank Service Charges		69.01					55.66		173.54			0.06	$298.27
Business Licenses and Permits			935.00	250.00		3,050.00	185.00	157.00	78.00	150.00	1,328.00	150.00	$6,283.00
Cash over/short						688.01	0.31	(5.88)	(1.85)	19.00	20.31	(0.49)	$719.41
Charitable Donations	100.00	100.00	350.00	100.00	100.00	100.00	100.00	275.00	1,257.20	100.00	100.00	100.00	$2,782.20
Dues and Subscriptions	200.00	238.93	238.93	524.15	619.15	239.15	529.15	869.15	239.15	239.15	820.50	243.51	$5,000.92
Employee Benefits	2,043.92	2,043.92	2,043.92	2,043.92	2,043.92	2,043.92	2,031.36	2,031.36	2,031.36	2,539.20	2,539.20	2,539.20	$25,975.20
Equipment Rental	948.88	10,823.52	1,196.02	5,779.61	6,480.56	6,490.16	6,480.56	6,240.39	6,240.39	6,230.79	6,240.39	6,230.79	$69,382.06
Insurance Expense													$0.00
General Liability Insurance	2,273.94	2,273.94	2,472.63	2,461.77	2,660.26	2,660.26	2,660.26	2,660.26	2,660.26	2,660.26	2,660.26	2,660.26	$30,764.36
Total Insurance Expense	**2,273.94**	**2,273.94**	**2,472.63**	**2,461.77**	**2,660.26**	**2,660.26**	**2,660.26**	**2,660.26**	**2,660.26**	**2,660.26**	**2,660.26**	**2,660.26**	**$30,764.36**
Interest Expense										24.17			$24.17
Meals & Entertainment		444.82	662.47	285.78	577.36	709.30	635.18					2.12	$3,317.03
Miscellaneous Expense									15.50			0.00	$15.50
Office Supplies			195.63			95.59	135.00			100.00	714.79		$1,241.01
Other Business Expenses												860.00	$860.00
Payroll Expenses													$0.00
Payroll Expenses- Wages	21,418.34	21,420.34	21,451.54	21,314.14	21,315.34	21,282.34	21,421.94	20,891.74	21,534.52	23,242.92	22,908.74	23,242.26	$261,444.16
Payroll Fees Expense	271.66	271.66	271.66	280.64	280.64	280.64	280.64	307.94	302.48	313.40	313.40	313.40	$3,488.16
Payroll Taxes	3,029.91	2,481.18	5,022.29	3,658.76	2,061.68	1,113.33	2,004.44	5,275.17	3,189.23	1,250.79	2,138.35	3,224.20	$34,449.33
Total Payroll Expenses	**24,719.91**	**24,173.18**	**26,745.49**	**25,253.54**	**23,657.66**	**22,676.31**	**23,707.02**	**26,474.85**	**25,026.23**	**24,807.11**	**25,360.49**	**26,779.86**	**$299,381.65**

Free Range Distilling Company LTD

Profit and Loss

January - December 2022

	JAN 2022	FEB 2022	MAR 2022	APR 2022	MAY 2022	JUN 2022	JUL 2022	AUG 2022	SEP 2022	OCT 2022	NOV 2022	DEC 2022	TOTAL
Professional Fees													$0.00
Accounting	600.00	600.00	9,488.75	2,866.35	4,180.50	643.50	2,259.50	1,511.75	1,122.00	1,245.25	766.75	1,974.00	$27,258.35
Consulting Fees	486.68	501.28	501.28	901.28	501.28	501.28	7,785.22	4,461.28	501.28	6,376.28	501.28	1,001.28	$24,019.70
Investor Fee Expense											5,032.09		$5,032.09
Legal Fees	2,628.39		70.00	125.00			4,394.16	0.00			3,509.00	7,606.16	$18,332.71
Total Professional Fees	**3,715.07**	**1,101.28**	**10,060.03**	**3,892.63**	**4,681.78**	**1,144.78**	**14,438.88**	**5,973.03**	**1,623.28**	**7,621.53**	**4,777.03**	**15,613.53**	**$74,642.85**
Reconciliation Discrepancies						(0.54)							$ (0.54)
Rent Expense	13,883.50	4,100.00	4,100.00	4,100.00	4,100.00	4,100.00	4,100.00	4,100.00	4,100.00	4,100.00	4,100.00	4,100.00	$58,983.50
Repairs and Maintenance	163.65	9,402.35	892.98	317.86	163.80	243.90	2,919.90	1,199.75	2,202.26	574.61	347.80	848.74	$19,277.60
Research Expense		180.19	114.38					3,883.75	(896.00)	812.43			$4,094.75
Security System								610.78	0.00				$610.78
Small Equipment & Supplies			1,871.48	1,871.48	82.40		(1,871.48)						$1,953.88
Subcontractor			14,329.95			502.50	300.00		237.15				$15,369.60
Supplies													$0.00
Shop Supplies	1,762.79	420.07	1,022.51	509.28	1,076.46	179.05	986.34	908.56	331.96	697.59	914.82	1,257.73	$10,067.16
Tasting Room Supplies						403.00	68.36		1,377.00				$1,848.36
Total Supplies	**1,762.79**	**420.07**	**1,022.51**	**509.28**	**1,076.46**	**582.05**	**1,054.70**	**908.56**	**1,708.96**	**697.59**	**914.82**	**1,257.73**	**$11,915.52**
Tasting Room Expense									1,624.69				$1,624.69
Taxes													$0.00
Excise Taxes	10,338.53	5,672.81	5,029.30										$21,040.64
Property Taxes							1,212.28						$1,212.28
Sales Taxes in Gross						1,741.60	1,131.63	1,380.04	720.86	862.23	1,821.10	3,119.56	$10,777.02
Total Taxes	**10,338.53**	**5,672.81**	**5,029.30**			**1,741.60**	**2,343.91**	**1,380.04**	**720.86**	**862.23**	**1,821.10**	**3,119.56**	**$33,029.94**
Taxes & Licenses					943.57	1,613.72	358.64				3,357.78		$6,273.71
Travel & Entertainment													$0.00
Meals and Entertainment					52.02	83.25							$135.27
Travel Expense								303.25		540.00	37.92		$881.17
Total Travel & Entertainment					**52.02**	**83.25**		**303.25**		**540.00**	**37.92**		**$1,016.44**
Utilities		4,424.98	4,471.53	3,843.22	30.00	10,319.27		2,399.58	1,818.97	2,841.89	6,261.84	559.61	$36,970.89
Web hosting	197.12	87.23	87.23	108.30	87.31	87.31	87.31	87.31	87.31	87.31	87.31	614.78	$1,705.83
Total Expenses	**$65,210.95**	**$66,822.60**	**$87,721.13**	**$59,098.46**	**$62,745.75**	**$76,579.31**	**$80,467.68**	**$67,177.25**	**$76,318.51**	**$60,995.14**	**$67,254.80**	**$83,962.09**	**$854,353.67**
NET OPERATING INCOME	$9,874.87	$ (13,989.67)	$ (74,915.46)	$32,354.02	$ (27,760.68)	$ (25,520.05)	$20,812.52	$ (14,840.89)	$ (75,581.09)	$ (2,438.79)	$53,347.72	$34,391.18	$ (84,266.32)
Other Income													
Other Income						5.00							$5.00
Total Other Income	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$5.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$5.00**
Other Expenses													
Issuer Fee Expense											7,907.56		$7,907.56
Penalties			1,813.50							1,148.20			$2,961.70
Total Other Expenses	**$0.00**	**$0.00**	**$1,813.50**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$1,148.20**	**$0.00**	**$7,907.56**	**$10,869.26**
NET OTHER INCOME	$0.00	$0.00	$ (1,813.50)	$0.00	$0.00	$5.00	$0.00	$0.00	$0.00	$ (1,148.20)	$0.00	$ (7,907.56)	$ (10,864.26)
NET INCOME	$9,874.87	$ (13,989.67)	$ (76,728.96)	$32,354.02	$ (27,760.68)	$ (25,515.05)	$20,812.52	$ (14,840.89)	$ (75,581.09)	$ (3,586.99)	$53,347.72	$26,483.62	$ (95,130.58)

Free Range Distilling Company LTD

Balance Sheet
As of December 31, 2022

	TOTAL		
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)	CHANGE
ASSETS			
Current Assets			
Checking/Savings			
BOD Chase Checking (8251)	208,205.68	89,680.97	118,524.71
BOD Checking (9159)	56,301.90	66,218.82	(9,916.92)
Petty Cash	753.61		753.61
Petty Cash - Safe on Premise	900.00		900.00
Total Checking/Savings	**$266,161.19**	**$155,899.79**	**$110,261.40**
Accounts Receivable			
Accounts Receivable	126,635.14	0.00	126,635.14
Total Accounts Receivable	**$126,635.14**	**$0.00**	**$126,635.14**
Other Current Assets			
Deposit Clearing	6,463.38		6,463.38
Prepaid Expenses	10,000.00		10,000.00
Total Other Current Assets	**$16,463.38**	**$0.00**	**$16,463.38**
Total Current Assets	**$409,259.71**	**$155,899.79**	**$253,359.92**
Fixed Assets			
Furniture and Equipment			
Barrels	249,808.61	227,341.79	22,466.82
Equipment	630,836.99	538,726.26	92,110.73
Furniture and office	28,029.63	28,029.63	0.00
Warehouse equipment	33,931.62	33,931.62	0.00
Total Furniture and Equipment	**942,606.85**	**828,029.30**	**114,577.55**
Leasehold Improvements	257,849.04	180,802.84	77,046.20
Software	16,524.79	16,524.79	0.00
Web Site	16,956.25	16,956.25	0.00
zAccumulated Amortization	(76,341.89)	(76,341.89)	0.00
zAccumulated Depreciation	(918,642.41)	(918,642.41)	0.00
Total Fixed Assets	**$238,952.63**	**$47,328.88**	**$191,623.75**
Other Assets			
Deposit (StartEngine)	8,151.98		8,151.98
Total Other Assets	**$8,151.98**	**$0.00**	**$8,151.98**
TOTAL ASSETS	**$656,364.32**	**$203,228.67**	**$453,135.65**

Free Range Distilling Company LTD

Balance Sheet
As of December 31, 2022

	TOTAL		
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)	CHANGE
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable	1,540.75	225.00	1,315.75
Total Accounts Payable	**$1,540.75**	**$225.00**	**$1,315.75**
Other Current Liabilities			
Accrued Expenses	4,100.00		4,100.00
Loans from Shareholder	3,635,115.82	3,235,115.82	400,000.00
Payroll Liabilities	145.46	3,518.40	(3,372.94)
CA PIT/SDI	62.25		62.25
Federal Taxes (941/943/944)	3,185.74		3,185.74
Federal Unemployment (940)	246.40		246.40
WA Paid Family and Med Leave Tax	647.93		647.93
WA SUI Employer	1,333.83		1,333.83
Total Payroll Liabilities	**5,621.61**	**3,518.40**	**2,103.21**
Sales Tax Payable	16,572.68		16,572.68
Sales Taxes Payable	35.88	0.00	35.88
WA Department of Revenue Payable	0.00	25,179.99	(25,179.99)
Total Other Current Liabilities	**$3,661,445.99**	**$3,263,814.21**	**$397,631.78**
Total Current Liabilities	**$3,662,986.74**	**$3,264,039.21**	**$398,947.53**
Total Liabilities	**$3,662,986.74**	**$3,264,039.21**	**$398,947.53**
Equity			
Capital Stock	5,000.00	5,000.00	0.00
Opening Balance Equity	1,610.06	100.00	1,510.06
Retained Earnings	(3,056,724.66)	(2,883,873.28)	(172,851.38)
Shareholder Distributions	0.00	0.00	0.00
Charitable	(850.00)	(850.00)	0.00
Personal	(9,333.25)	(8,335.88)	(997.37)
Total Shareholder Distributions	**(10,183.25)**	**(9,185.88)**	**(997.37)**
StartEngine Investment (Common Stock)	148,806.01		148,806.01
Net Income	(95,130.58)	(172,851.38)	77,720.80
Total Equity	**$ (3,006,622.42)**	**$ (3,060,810.54)**	**$54,188.12**
TOTAL LIABILITIES AND EQUITY	**$656,364.32**	**$203,228.67**	**$453,135.65**

Free Range Distilling Company LTD

Profit and Loss
January - December 2022

	TOTAL		
	JAN - DEC 2022	JAN - DEC 2021 (PY)	CHANGE
Income			
Sales of Product Income	597,976.84		597,976.84
Services	104.00		104.00
ShopKeep Sales - Product		867,644.49	(867,644.49)
Apparel	4,102.80		4,102.80
Discounts	(11,104.53)		(11,104.53)
Food	29,643.95		29,643.95
General	6,352.96		6,352.96
Glassware	2,015.95		2,015.95
Spirits	341,516.00		341,516.00
Total ShopKeep Sales - Product	**372,527.13**	**867,644.49**	**(495,117.36)**
Total Income	**$970,607.97**	**$867,644.49**	**$102,963.48**
Cost of Goods Sold			
Cost of Goods Sold			
Freight and Shipping Costs	7,956.29	16,982.38	(9,026.09)
Packaging costs	24,686.19	110,527.00	(85,840.81)
Purchases	142,718.89	70,750.83	71,968.06
Tasting Room	6,274.15		6,274.15
Total Cost of Goods Sold	**181,635.52**	**198,260.21**	**(16,624.69)**
Merchant Fees	18,885.10	19,899.78	(1,014.68)
Total Cost of Goods Sold	**$200,520.62**	**$218,159.99**	**$ (17,639.37)**
GROSS PROFIT	**$770,087.35**	**$649,484.50**	**$120,602.85**
Expenses			
Advertising and Promotion	139,447.05	145,523.19	(6,076.14)
Automobile Expense	87.00		87.00
Fuel Expense	941.40	162.02	779.38
License and Fees	364.00		364.00
Total Automobile Expense	**1,392.40**	**162.02**	**1,230.38**
Bank Service Charges	298.27	520.55	(222.28)
Business Licenses and Permits	6,283.00	4,527.46	1,755.54
Cash over/short	719.41		719.41
Charitable Donations	2,782.20	1,766.81	1,015.39
Dues and Subscriptions	5,000.92	2,085.00	2,915.92
Employee Benefits	25,975.20	23,442.75	2,532.45
Equipment Rental	69,382.06	17,337.28	52,044.78
Insurance Expense			
General Liability Insurance	30,764.36	26,229.54	4,534.82
Total Insurance Expense	**30,764.36**	**26,229.54**	**4,534.82**
Interest Expense	24.17	31.01	(6.84)

Free Range Distilling Company LTD

Profit and Loss

January - December 2022

	TOTAL		
	JAN - DEC 2022	JAN - DEC 2021 (PY)	CHANGE
Janitorial Expense		449.50	(449.50)
Meals & Entertainment	3,317.03		3,317.03
Miscellaneous Expense	15.50	83.25	(67.75)
Office Supplies	1,241.01	311.58	929.43
Other Business Expenses	860.00		860.00
Payroll Expenses		0.00	0.00
Payroll Expenses- Wages	261,444.16	266,968.52	(5,524.36)
Payroll Fees Expense	3,488.16	1,358.29	2,129.87
Payroll Taxes	34,449.33	28,717.49	5,731.84
Total Payroll Expenses	**299,381.65**	**297,044.30**	**2,337.35**
Professional Fees			
Accounting	27,258.35	13,215.00	14,043.35
Consulting Fees	24,019.70	15,979.02	8,040.68
Investor Fee Expense	5,032.09		5,032.09
Legal Fees	18,332.71	14,426.96	3,905.75
Total Professional Fees	**74,642.85**	**43,620.98**	**31,021.87**
Reconciliation Discrepancies	(0.54)		(0.54)
Rent Expense	58,983.50	102,636.51	(43,653.01)
Repairs and Maintenance	19,277.60	53,500.53	(34,222.93)
Research Expense	4,094.75		4,094.75
Security System	610.78		610.78
Small Equipment & Supplies	1,953.88	945.46	1,008.42
Subcontractor	15,369.60	17,823.42	(2,453.82)
Supplies			
Shop Supplies	10,067.16	15,425.66	(5,358.50)
Tasting Room Supplies	1,848.36		1,848.36
Total Supplies	**11,915.52**	**15,425.66**	**(3,510.14)**
Tasting Room Expense	1,624.69	15.89	1,608.80
Taxes			
B&O Taxes		11,903.26	(11,903.26)
Excise Taxes	21,040.64	9,443.52	11,597.12
Property Taxes	1,212.28	1,421.77	(209.49)
Sales Taxes in Gross	10,777.02		10,777.02
Total Taxes	**33,029.94**	**22,768.55**	**10,261.39**
Taxes & Licenses	6,273.71		6,273.71
Travel & Entertainment			
Meals and Entertainment	135.27	1,259.34	(1,124.07)
Travel Expense	881.17	90.06	791.11
Total Travel & Entertainment	**1,016.44**	**1,349.40**	**(332.96)**
Utilities	36,970.89	547.40	36,423.49

Free Range Distilling Company LTD

Profit and Loss
January - December 2022

	TOTAL		
	JAN - DEC 2022	JAN - DEC 2021 (PY)	CHANGE
Web hosting	1,705.83	1,045.80	660.03
Total Expenses	**$854,353.67**	**$779,193.84**	**$75,159.83**
NET OPERATING INCOME	$ (84,266.32)	$ (129,709.34)	$45,443.02
Other Income			
Other Income	5.00		5.00
Donations		12,500.00	(12,500.00)
Total Other Income	**5.00**	**12,500.00**	**(12,495.00)**
Total Other Income	**$5.00**	**$12,500.00**	**$ (12,495.00)**
Other Expenses			
Depreciation Expense		55,487.00	(55,487.00)
Issuer Fee Expense	7,907.56		7,907.56
Penalties	2,961.70	155.04	2,806.66
Total Other Expenses	**$10,869.26**	**$55,642.04**	**$ (44,772.78)**
NET OTHER INCOME	$ (10,864.26)	$ (43,142.04)	$32,277.78
NET INCOME	$ (95,130.58)	$ (172,851.38)	$77,720.80

Free Range Distilling Company LTD

A/R Aging Summary
As of December 31, 2022

	CURRENT	1 - 30	31 - 60	61 - 90	91 AND OVER	TOTAL
Agate Restaurant	37.40					$37.40
Brio Brands		19,510.59				$19,510.59
Colorado Beverage Team		47,151.75				$47,151.75
Dickerson Distributors (Customer)	7,009.30					$7,009.30
Family Purchase	523.60					$523.60
Hitchcock - Customer					289.20	$289.20
Out of the Box	7,166.80	5,074.60				$12,241.40
The Odom Corp	34,400.00					$34,400.00
TSR				896.00		$896.00
Vintage Wine Merchant	4,575.90					$4,575.90
TOTAL	**$53,713.00**	**$71,736.94**	**$0.00**	**$896.00**	**$289.20**	**$126,635.14**

Free Range Distilling Company LTD

A/S Aging uf mmary

As ocDebem3er 1, 20000

	CURRENT	1 - 30	31 - 60	61 - 90	91 AND OVER	TOTAL
ORBA	774.00	766.75				$1,540.75
TOTAL	$774.00	$766.75	$0.00	$0.00	$0.00	$1,540.75

Accrual Basis
For Management Use Only